Filed pursuant to Rule 424(b)(5)
Registration No. 333-103349
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2003)

4,700,000 Shares

COMMON STOCK

Newfield Exploration Company is offering 4,700,000 shares of its common stock.

Concurrently with this offering of our common stock, we are offering an aggregate of $325,000,000 of our 6 5/8% senior subordinated notes due 2014 only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The completion of this offering is not conditioned on the completion of the senior subordinated notes offering. However, we have the right and may choose to terminate our pending acquisition of Inland Resources Inc. if we are unable to complete this offering or our senior subordinated notes offering on terms acceptable to us.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.” On August 12, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $52.98 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus.

PRICE $52.85 A SHARE

		Underwriting
	Price to	Discounts and
	Public	Commissions	Proceeds to Newfield

Per Share	$52.8500	$1.5855	$51.2645
Total	$248,395,000	$7,451,850	$240,943,150

Newfield has granted the underwriters a 30-day option to purchase up to an additional 705,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated, on behalf of the underwriters, expects to deliver the shares to purchasers on August 18, 2004.

MORGAN STANLEY

GOLDMAN, SACHS & CO.	JPMORGAN	UBS INVESTMENT BANK

August 12, 2004

      This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the prospectus, which gives more general information, some of which may not apply to this offering. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein or therein by reference in their entirety. You should pay special attention to “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus to determine whether an investment in shares of our common stock is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates, references to “us,” “we,” “our” or “Newfield” are to Newfield Exploration Company and its subsidiaries. Unless otherwise noted, capitalized terms used in this prospectus supplement have the same meanings as used in the accompanying prospectus.

      You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in the documents incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

      We are not offering to sell any of our senior subordinated notes in this offering. We will offer those notes only to qualified institutional buyers in our concurrent senior subordinated notes offering pursuant to Rule 144A of the Securities Act of 1933.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus or in documents incorporated by reference herein or therein. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein in their entirety for a better understanding of this offering. You should read “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus for more information about important factors that you should consider before buying shares of our common stock in this offering. Unless otherwise indicated, the information presented in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Newfield Exploration Company

      We are an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties. Our company was founded in 1989. Our initial focus area was the Gulf of Mexico. In the mid-1990s, we began to expand our operations to other select areas. Our areas of operation now also include the U.S. onshore Gulf Coast, the Anadarko and Arkoma Basins, China’s Bohai Bay, offshore Malaysia, offshore Brazil and the North Sea. Over the last three years, we have acquired significant onshore assets. Today, more than half of our reserves are located onshore in the U.S.

      At year-end 2003, we had proved reserves of 1.32 Tcfe. Of those reserves:

•	83% were natural gas;

•	87% were proved developed;

•	41% were located in the Gulf of Mexico; and

•	59% were located onshore in the U.S.

Strategy

      The elements of our growth strategy have remained substantially unchanged since our founding and consist of:

•	balancing our efforts among exploration, the acquisition of proved reserves and the development of proved properties;

•	growing reserves through the drilling of a balanced risk/reward portfolio;

•	focusing on select geographic areas;

•	controlling operations and costs;

•	using 3-D seismic data and other advanced technologies; and

•	attracting and retaining a high-quality work force through equity ownership and other performance-based incentives.

      Balance. We actively pursue the acquisition of proved oil and gas properties in our existing focus areas and other select geographic areas. The potential to add reserves through the drillbit is a critical consideration in our acquisition screening process. Each year we invest a significant portion of our capital budget in exploration. Over the last three years, the amount of funds dedicated to exploration spending has increased significantly. We actively look for new drilling ideas on our existing property base and on properties that may be acquired at federal lease sales or by farm-in. Large acquisitions over the last few years, recent drilling success and our growing onshore acreage positions provide us with significant drilling opportunities.

      Drilling Program. The reserves targeted by our drilling program are distributed throughout the risk/reward spectrum. In an effort to manage the risks associated with our strategy to grow our reserves through the drillbit, each year we drill a greater number of lower risk, low to moderate potential prospects and a lesser number of higher risk, higher potential prospects. Our traditional shelf plays and low-risk drilling opportunities in the Mid-Continent are complemented with two higher potential plays in the Gulf of Mexico — the deep shelf and deepwater — and opportunities in our new international ventures.

      Geographic Focus. We believe that our long-term success requires extensive knowledge of the geologic and operating conditions in the areas where we operate. Because of this belief, we focus our efforts on a limited number of geographic areas where we can use our core competencies and have a significant influence on operations. We also believe that geographic focus allows us to make the most efficient use of our capital and personnel.

      Control of Operations and Costs. In general, we prefer to operate our properties. By controlling operations, we can better manage production performance, control operating expenses and capital expenditures, consider the application of technologies and influence timing. At the end of 2003, we operated about 72% of our total production.

      Technology. By investing in technology, we give our people the tools they need to succeed. Over the five-year period ended December 31, 2003 we invested approximately $115 million in the acquisition of new seismic data. This significant expenditure is related primarily to the onshore Gulf Coast and the deepwater Gulf of Mexico.

      Equity Ownership and Incentive Compensation. We want our employees to act like owners. To achieve this, we reward and encourage them through equity ownership and incentive compensation based on performance and profitability. A significant portion of our employees’ compensation is discretionary and performance-based. As of June 30, 2004, our employees owned or had options to acquire about 7% of our outstanding common stock on a fully diluted basis.

Recent Acquisition Activity

      Inland Resources Inc. (Pending). On August 6, 2004, we announced the signing of an agreement to acquire Inland Resources Inc. in a privately negotiated transaction valued at $575 million plus working capital and oil inventory at closing. The acquisition establishes a new Rocky Mountain focus area for us and adds a long-lived asset to our portfolio which we believe has significant growth potential.

      Inland Resources is a privately held company based in Denver, Colorado. Inland Resources’ major asset is the 110,000-acre Monument Butte Field located in the Uinta Basin of Northeast Utah. Inland Resources operates the Monument Butte Field and has an average working interest of approximately 80%. We will acquire an internally estimated 326 Bcfe of proved reserves. Approximately 85% of the reserves are oil and approximately 70% are proved undeveloped. Current net daily production is approximately 7,000 BOE.

      Pro forma for this acquisition, our proved reserves would be approximately 1.7 Tcfe, of which approximately 77% would be proved developed and approximately 70% would be natural gas. The transaction will lengthen our average reserve life to approximately seven years. Subject to customary closing conditions, the transaction is expected to close in late August or early September 2004.

      While our acquisition of Inland Resources is not contingent upon our completing this offering of common stock, we have the right to and may choose to terminate the pending acquisition if we are unable to complete this offering of common stock or our concurrent senior subordinated notes offering on terms acceptable to us. We also have the right until August 13, 2004 to terminate the pending acquisition if our due diligence review of Inland Resources is unsatisfactory to us.

      Gulf of Mexico. On July 20, 2004, we acquired all of the outstanding stock of Denbury Offshore, Inc., the subsidiary of Denbury Resources Inc. that held, with limited exceptions, all of its Gulf of Mexico assets. After purchase price adjustments, total consideration is expected to be approximately $187 million, inclusive of the purchase of approximately $5 million in working capital. The transaction adds approximately 50 MMcfe per day of net gas production, of which 97% is natural gas. The acquisition was financed through cash on hand and borrowings under our credit arrangements.

      Mid-Continent. On July 8, 2004, we acquired gas producing assets located in northeast Oklahoma from a private company for total consideration of approximately $42 million. The acquisition was financed through cash on hand and borrowings under our credit arrangements.

      Malaysia. In May 2004, we entered into production sharing contracts (PSCs) with Petroliam Nasional Berhad (Petronas), Malaysia’s state-owned oil company, in partnership with Petronas Carigali, the exploration and production subsidiary of Petronas. The PSCs relate to two blocks — PM 318 and deepwater Block 2C.

      The consideration for our interests under the PSCs is comprised of a one-time reimbursement by us of costs incurred of $38.5 million and a deferred payment of $10.5 million. Petronas Carigali will operate PM 318, which consists of approximately 400,000 acres and is located offshore Peninsular Malaysia. We plan to drill appraisal wells on undeveloped discoveries and drill four exploratory wells beginning mid-year 2005. Within the boundaries of shallow water PM 318, we also are participating in the development of two recently productive fields. We have a 50% interest in PM 318. Deepwater Block 2C covers more than 1.1 million acres offshore Sarawak and is operated by us with a 60% interest. Together with our partner, we are evaluating recent 3-D seismic data and are targeting initial drilling in late 2005 or early 2006.

Focus Areas

      Gulf of Mexico. We have extensive experience in the Gulf of Mexico, and we continue to invest the largest portion of our capital program there. The shallow water Gulf of Mexico has substantial existing infrastructure, including gathering systems, platforms and pipelines, facilitating cost effective operations and timely development of discoveries. Although the traditional shelf plays in the Gulf of Mexico are mature, we believe that significant opportunities remain in deep shelf and deepwater plays. As a result, we are allocating a larger portion of our budget to these plays. We also are evaluating a concept we refer to as “Treasure Project” which is discussed below. The ultra-deep targets of this concept are high-risk but the potential reserve impact could be significant.

      Traditional Shelf. We consider the traditional shelf generally to be horizons at depths of less than 13,000-15,000 feet located in water depths of generally less than 1,000 feet. We operate about 150 production platforms and utilize this infrastructure to our advantage. Although prospects in the traditional shelf usually offer modest reserve potential, the associated risks generally are lower.

      Deep Shelf. We are exploring deeper horizons on the shelf with recent wells drilled to depths of 15,000-20,000 feet. We have drilled 12 successful deep shelf wells out of 19 attempts to date. The risk profile of these wells is significantly different than our traditional shelf drilling. These deeper targets are more difficult to detect with traditional seismic processing and the cost to drill and the risk of mechanical failure are typically significantly higher because of the drilling depth and high temperature and pressure. These prospects have dryhole costs on a gross basis of $8-15 million per well.

      Treasure Project. Through our acquisition of EEX, we gained an interest in 26 blocks associated with an ultra-deep drilling concept in shallow water known as “Treasure Island.” Since the acquisition, the geographic scope of this concept has been significantly expanded and we now own an interest in 80 lease blocks associated with it. We now refer to the entire concept, wherever located within the shallow waters of the Gulf of Mexico, as “Treasure Project.” This high-risk, high potential concept has targeted depths of 25,000 feet or more. There is no production from these depths on the Gulf of Mexico shelf today. Dry hole costs on a gross basis are expected to range from $35-70 million per well.

      Deepwater. We established a deepwater team in 2001 and made our first deepwater discovery in 2003. The risks associated with deepwater operations can be significantly greater than traditional shelf operations. Drilling and development costs may be materially higher and lead times to first production may be much longer. Generally, we are focusing on projects nearer to infrastructure and in water depths where development technology is proven. As our knowledge and experience base advances, we will consider moving into deeper waters, toward larger targets and into more remote regions where infrastructure may not exist. We now own an interest in about 85 deepwater lease blocks in the Gulf of Mexico. We also have made some personnel additions to give us additional expertise in this new effort.

      Onshore Gulf Coast. We established onshore Gulf Coast operations in 1995 and made major acquisitions in 2000 and 2002 to grow our presence. Today, the onshore Gulf Coast is a major focus area for us, representing about one-third of our total proved reserves and daily production. Our operations are concentrated in South Texas, the Val Verde Basin in southwest Texas, East Texas and southern Louisiana. We continue to screen for attractive acquisitions to further expand this focus area.

      Mid-Continent. Through an acquisition in January 2001, we added the Mid-Continent as a focus area. We have continued to build our land position and production in this region through leasing efforts and acquisitions. At December 31, 2003, about 90% of our proved reserves in the Mid-Continent were located in the Anadarko Basin of Oklahoma. These assets are typically longer-lived and offset our shorter reserve life properties in the Gulf Coast region. We believe that the Mid-Continent provides an opportunity for future growth. It is a gas-rich province characterized by multiple productive zones and relatively low drilling costs. Recent efforts have focused on a new initiative that we call “gas mining.” Through this initiative, we have identified low-risk, marginal resource areas that have been under-exploited. As noted above, through a recent acquisition we added horizontal coal bed methane drilling opportunities in the Cherokee Basin in northeast Oklahoma to our existing portfolio of coal bed methane drilling opportunities in the Arkoma Basin. Our Mid-Continent assets are managed by our Tulsa, Oklahoma office.

      International. In the mid-1990s, we began to consider investment in select international areas to provide additional or alternative opportunities and to gain exposure to high potential prospects. We own an interest in two undeveloped fields in China’s Bohai Bay. The operator of the fields is currently seeking government approval of development plans. In 2002, we opened an office in London to pursue opportunities in the North Sea. We expect to drill our first well in the region in the second half of 2004 on a license block awarded in 2003. We also hold two lease blocks offshore Brazil and recently acquired interests in two separate blocks off of the coast of Malaysia. We continue to evaluate and pursue other opportunities for expansion in select international areas. In September 2003, we sold all of our operations in Australia.

Summary of Reserve and Production Data

      We have achieved substantial growth in proved reserves and production during the past five years. The following table shows our proved reserves as of the end of and production for each of the indicated years.

	As of December 31,

	1999	2000	2001	2002	2003

Proved reserves:
Natural gas (MMcf)	440,173	519,723	718,312	977,115	1,090,140
Oil, condensate and natural gas liquids (MBbls)	19,637	22,551	30,959	34,037	37,774

Total proved reserves (MMcfe)	557,992	655,029	904,066	1,181,337	1,316,786

Annual production:
Natural gas (Bcf)	87.4	105.4	133.2	144.7	184.2
Oil and condensate (MBbls)	3,487	4,090	5,522	5,235	6,054

Total (Bcfe)	108.3	130.0	166.3	176.1	220.6

      Pro forma for the Inland Resources acquisition, our proved reserves would be approximately 1.7 Tcfe, of which approximately 77% would be proved developed and approximately 70% would be natural gas.

      Our executive offices are located at 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas 77060, and our telephone number is (281) 847-6000. Our website can be found at www.newfld.com. Information contained at our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained at our website as part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	4,700,000 shares

Over-allotment option	705,000 shares

Common stock outstanding after this offering	Approximately 62.3 million shares, or approximately 63.0 million shares if the underwriters exercise their over-allotment option in full.

Use of proceeds	We will use the proceeds from this offering to partially fund our pending acquisition of Inland Resources. See “Use of Proceeds.”

New York Stock Exchange symbol	NFX

Concurrent Senior Subordinated Notes Offering

      Concurrently with this offering of our common stock, we are offering an aggregate of $325,000,000 of our 6 5/8% senior subordinated notes due 2014 only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The completion of this offering is not conditioned on the completion of the concurrent senior subordinated notes offering and vice versa. However, we have the right and may choose to terminate our pending acquisition of Inland Resources if we are unable to complete this offering or our concurrent senior subordinated notes offering on terms acceptable to us.

Risk Factors

      An investment in our common stock involves certain risks that you should carefully evaluate prior to making an investment. See “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus.

Summary Selected Financial Data

      We derived the summary selected historical financial data for the year ended December 31, 2003 from our audited financial statements and for the six months ended June 30, 2004 from our unaudited financial statements.

      The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2003	2004

	(In thousands)
Income Statement Data:
Oil and gas revenues	$1,016,986	$588,092
Operating expenses:
Lease operating	119,290	58,830
Production and other taxes	31,737	17,453
Transportation	6,359	3,382
Depreciation, depletion and amortization	394,701	211,077
General and administrative	61,636	37,621
Gas sales obligation settlement and redemption of securities	20,475	—

Total operating expenses	634,198	328,363

Income from operations	382,788	259,729
Interest expense, net of capitalized interest	(41,860)	(16,144)
Dividends on convertible preferred securities of Newfield Financial Trust I	(4,581)	—
Commodity derivative expense	(6,102)	(17,835)
Other	1,374	1,000

Income from continuing operations before income taxes	331,619	226,750
Income tax provision	120,713	81,428

Income from continuing operations	210,906	145,322
Loss from discontinued operations, net of tax	(16,992)	—

Income before cumulative effect of change in accounting principle	193,914	145,322
Cumulative effect of change in accounting principle, net of tax	5,575	—

Net income	$199,489	$145,322

Balance Sheet Data (at end of period):
Working capital deficit		$(134,268)
Oil and gas properties, net		2,601,795
Total assets		2,976,123
Total long-term debt		579,559
Total stockholders’ equity		1,513,080

Cash Flow Data:
Net cash provided by continuing operating activities	$659,167	$414,261
Net cash used in continuing investing activities	(614,708)	(349,068)
Net cash used in continuing financing activities	(85,352)	(52,976)

RISK FACTORS

Risks Associated with the Acquisition of Inland Resources

Limited refining capacity for Uinta Basin black wax crude could result in an oversupply which could negatively impact our results of operations and financial condition.

      The marketability of Inland Resources’ oil production depends in part upon the availability, proximity and capacity of refineries, pipelines and processing facilities. The crude oil produced in the Uinta Basin is known as “black wax” or “yellow wax” and has a higher paraffin content than crude oil found in most other major North American basins. Black wax does not blend well with other crude oil feedstocks in the refining process. Because area refineries have limited capacity to refine this type of crude oil, any significant increase in Uinta Basin black wax production or temporary or permanent refinery shutdowns due to maintenance, retrofitting, repairs, conversions to or from black wax production or otherwise could create an oversupply of black wax in the market, causing prices for Uinta Basin oil to decrease.

If there is insufficient water available for enhanced water recovery operations, or if the cost of obtaining water increases, our financial condition and results of operations could be adversely affected.

      Inland Resources presently engages in secondary recovery enhancement operations through waterflooding. Waterflooding involves the pumping of large volumes of water into an oil-producing reservoir to increase or maintain reservoir pressures and displace oil, resulting in greater crude oil production. Inland Resources currently operates a number of water flood units or areas. Inland Resources has an agreement with a water district to take water, subject to availability, from its water pipelines. All water rights are subject to various terms and conditions, including state and federal environmental regulations and system availability. There can be no assurance that water shortages will not occur or that we will be able to renew or enter into new water supply agreements on commercially reasonable terms, or at all. To the extent necessary water is unavailable or we are required to pay additional amounts for our supply of water, our financial condition and results of operations may be adversely affected.

We may face difficulties in integrating Inland Resources’ business into our business.

      In integrating Inland Resources’ business into ours, we may encounter difficulties that could adversely affect our results of operations and financial condition, such as difficulties in combining operations, retention and integration of key personnel, the potential disruption of operations and the incurrence of substantial transaction costs and other expenses to accomplish the integration. Also, a significant portion of Inland Resources’ operations involve waterflood secondary oil recovery in the Uinta Basin in Utah. We previously have not conducted significant waterflood operations. We cannot assure you that the integration of Inland Resources’ business will be accomplished in an efficient and effective manner, if at all.

If the concurrent senior subordinated notes offering does not close, our liquidity will be negatively affected if we complete the Inland Resources acquisition.

      If we do not close the concurrent senior subordinated notes offering, we would be required to borrow under our credit arrangements to fund the acquisition. The result would be to reduce available capacity under our credit arrangements, which could impair our liquidity and our ability to fund our capital programs.

USE OF PROCEEDS

      The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering, will be approximately $240.7 million (or $276.9 million if the underwriters exercise in full their over-allotment option). We intend to apply the net proceeds from this offering, including proceeds from any exercise of the underwriters’ over-allotment option, to fund a portion of the estimated $578 million cash purchase price of our pending acquisition of Inland Resources.

      If the concurrent offering of our 6 5/8% senior subordinated notes is completed, we estimate that the net proceeds from that offering will be approximately $322.4 million, after deducting the initial purchasers’ discounts and our estimated expenses of that offering. We also intend to apply the net proceeds from that offering to fund a portion of the purchase price of our pending acquisition of Inland Resources.

      We plan to fund any balance of the purchase price of Inland Resources through borrowings under our credit arrangements.

      This offering and the concurrent senior subordinated notes offering are not conditioned on closing the Inland Resources acquisition. If we do not complete the acquisition of Inland Resources as contemplated, we will use the proceeds from this offering and the concurrent offering of senior subordinated notes for general corporate purposes, including the reduction of outstanding indebtedness.

CAPITALIZATION

      The following table shows our capitalization as of June 30, 2004:

•	actual;

•	pro forma for this offering and for our Gulf of Mexico and Mid-Continent acquisitions completed in July 2004 (the “July 2004 Acquisitions”);

•	pro forma for this offering, the July 2004 Acquisitions and our pending acquisition of Inland Resources; and

•	pro forma for this offering, the concurrent senior subordinated notes offering, the July 2004 Acquisitions and our pending acquisition of Inland Resources.

      This capitalization table assumes no exercise of the underwriters’ over-allotment option and assumes application of the estimated net proceeds from each offering as described in “Use of Proceeds.” The July 2004 Acquisitions were financed through cash on hand of $4 million and borrowings of $225 million under our credit arrangements.

	As of June 30, 2004

		Pro Forma for	Pro Forma for this	Pro Forma for Both
		this Offering and	Offering, July 2004	Offerings, July 2004
		July 2004	Acquisitions and Inland	Acquisitions and Inland
	Actual	Acquisitions	Resources Acquisition	Resources Acquisition(a)

	(In thousands)
Long-term debt:
Bank revolving credit facility and money market lines	$34,000	$18,257 (b)	$596,257 (c)	$273,894 (d)
7.45% senior notes due 2007	124,842	124,842	124,842	124,842
7 5/8% senior notes due 2011	174,910	174,910	174,910	174,910
Fair value of interest rate swaps	(2,381)	(2,381)	(2,381)	(2,381)
8 3/8% senior subordinated notes due 2012	248,188	248,188	248,188	248,188
6 5/8% senior subordinated notes due 2014	—	—	—	325,000

Total long-term debt	579,559	563,816	1,141,816	1,144,453

Stockholders’ equity:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; no shares issued)	—	—	—	—
Common stock ($0.01 par value; 200,000,000 shares authorized at June 30, 2004; 57,568,244 shares issued and outstanding at June 30, 2004; 62,268,244 shares issued and outstanding as adjusted)	576	623	623	623
Additional paid-in capital	811,422	1,052,118	1,052,118	1,052,118
Treasury stock (at cost; 894,585 shares at June 30, 2004)	(27,081)	(27,081)	(27,081)	(27,081)
Unearned compensation	(9,664)	(9,664)	(9,664)	(9,664)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustment	1,124	1,124	1,124	1,124
Commodity derivatives	(43,538)	(43,538)	(43,538)	(43,538)
Minimum pension liability	(833)	(833)	(833)	(833)
Retained earnings	781,074	781,074	781,074	781,074

Total stockholders’ equity	1,513,080	1,753,823	1,753,823	1,753,823

Total capitalization	$2,092,639	$2,317,639	$2,895,639	$2,898,276

(a)	This common stock offering is not conditioned on the completion of the concurrent senior subordinated notes offering. There is no assurance that the concurrent senior subordinated notes offering will be completed for the amount contemplated or at all.

(b)	Assumes no completion of the pending Inland Resources acquisition and assumes application of the net proceeds from this offering to reduce borrowings under our credit arrangements.

(c)	This amount would exceed our currently available borrowing capacity under our credit arrangements. However, we could seek a borrowing base redetermination under our revolving credit facility that takes into account the proved reserves associated with the July 2004 Acquisitions and the pending Inland Resources acquisition. Such redetermination could result in sufficient borrowing capacity to finance the pending Inland Resources acquisition.

(d)	Reflects additional borrowing under our credit arrangements to fund the balance of the purchase price for our pending acquisition of Inland Resources. After that borrowing, we would have approximately $179 million of borrowing capacity remaining under our credit arrangements. That capacity does not include any upward adjustment to the borrowing base under our credit facility as a result of the July 2004 Acquisitions and the pending Inland Resources acquisition. The borrowing base is scheduled to be redetermined in November 2004.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange and trades under the symbol “NFX.” The following table sets forth, for the periods indicated, the high and low prices of our common stock as reported on the New York Stock Exchange Composite Tape. We did not pay dividends on our common stock during the periods reflected in the table.

	Sales Price

	High	Low

2002:
First Quarter	$38.20	$30.34
Second Quarter	39.15	34.10
Third Quarter	37.49	27.16
Fourth Quarter	39.24	31.24
2003:
First Quarter	$36.90	$31.35
Second Quarter	39.10	32.49
Third Quarter	40.33	33.64
Fourth Quarter	45.51	38.20
2004:
First Quarter	$50.20	$44.15
Second Quarter	56.72	46.92
Third Quarter (through August 12, 2004)	60.63	52.57

      On August 12, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $52.98 per share.

Dividend Policy

      We have not paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We intend to retain earnings for the future operation and development of our business. Any future cash dividends to holders of our common stock would depend on future earnings, capital requirements, our financial condition and other factors determined by our Board of Directors. The covenants contained in our revolving credit facility and in the indenture governing our 8 3/8% Senior Subordinated Notes due 2012 could restrict our ability to pay cash dividends.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated	2,350,010
Goldman, Sachs & Co.	783,330
J.P. Morgan Securities Inc.	783,330
UBS Securities LLC	783,330

Total	4,700,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take the shares covered by the underwriters’ over-allotment option described below.

      We have granted the underwriters a 30-day option after the date of the underwriting agreement to purchase in whole or part, up to an aggregate of 705,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with this common stock offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares of common stock based on such underwriter’s percentage underwriting commitment in the offering as indicated on the preceding table.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $1.03 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of our common stock, the underwriters may from time to time vary the offering price and other selling terms.

      The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us.

		Total

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Public offering price	$52.8500	$248,395,000	$285,654,250
Underwriting discounts and commissions	$1.5855	$7,451,850	$8,569,628
Proceeds, before expenses, to Newfield	$51.2645	$240,943,150	$277,084,622

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $200,000 and are payable by us.

      We and each of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 75 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      The restrictions described in the preceding paragraph do not apply to:

•	the sale of the shares to the underwriters pursuant to the underwriting agreement;

•	the sale by certain of our directors and executive officers of an aggregate of up to 50,000 shares of our common stock;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	the grant of options or shares of common stock under our stock plans as in effect at the date hereof;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof; or

•	our agreement to issue, or the issuance by us of, securities in connection with acquisitions wherein the holders are effectively subject to such restrictions with respect to the securities acquired or to be acquired in such acquisitions.

      In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. The underwriters must close out any short position by purchasing shares in the open market. As an additional means of facilitating the offering, the underwriters may bid for and purchase shares of our common stock in the open market to stabilize the price of our common stock. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the underwriters repurchase previously distributed common stock to cover syndicate short positions or to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      A prospectus supplement and accompanying prospectus in electronic format may be made available on the website maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make distributions on the same basis as other allocations.

      In the ordinary course of their businesses, some of the underwriters and their respective affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting and the provision of financial advice, and have received, or may in the future receive, customary fees and commissions for their services. The commercial bank affiliate of J.P. Morgan Securities Inc. is a participant in our credit facility. Affiliates of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are also counterparties to some of our hedging contracts. Morgan Stanley & Co. Incorporated is acting as an initial purchaser in our concurrent offering of senior subordinated notes, and it will receive customary compensation in connection therewith.

      We have agreed to indemnify the underwriters against a variety of liabilities, including liabilities under the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. For information on how to obtain copies of our filings with the SEC and the information incorporated by reference into this prospectus supplement and the accompanying prospectus, see “Where You Can Find More Information” in the accompanying prospectus.

      In addition to the documents listed therein, we incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished to the SEC pursuant to Item 9 or Item 12 of Form 8-K) until we sell all of the securities or until we terminate the offering:

•	our Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2003;

•	our quarterly reports on Form 10-Q for the three months ended March 31, 2004 and June 30, 2004; and

•	our current reports on Form 8-K filed on March 16, April 22, June 10, June 15, July 21, August 6 and August 10, 2004.

LEGAL MATTERS

      Vinson & Elkins L.L.P., Houston, Texas will pass upon the validity of the shares for us. Baker Botts L.L.P., Houston, Texas will pass upon certain legal matters for the underwriters. Baker Botts L.L.P. has in the past represented us in matters unrelated to this offering.

EXPERTS

      The consolidated financial statements of Newfield Exploration Company incorporated in this prospectus supplement by reference to the Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Newfield’s changes in accounting methods for asset retirement obligations, for assessing hedge effectiveness of its collar and floor contracts and for derivative instruments and hedging activities, as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

GLOSSARY OF OIL AND GAS TERMS

      The following is a description of the meanings of some terms generally used in the oil and gas industry.

when describing natural gas:	Mcf	=	thousand cubic feet
	MMcf	=	million cubic feet
	Bcf	=	billion cubic feet
	Tcf	=	trillion cubic feet
when describing oil:	Bbl	=	barrel
	MBbls	=	thousand barrels
	MMBbls	=	million barrels
when describing natural gas and oil together:	1 barrel of oil	=	6 Mcf of gas equivalent
	BOE	=	barrel of oil equivalent
	Mcfe	=	thousand cubic feet equivalent
	MMcfe	=	million cubic feet equivalent
	MMcfe/d	=	million cubic feet equivalent per day
	Bcfe	=	billion cubic feet equivalent
	Tcfe	=	trillion cubic feet equivalent

present value of proved reserves = The estimated value of future gross revenues (estimated in accordance with the requirements of the SEC) to be generated from the production of proved reserves, net of estimated future production and development costs, using prices and costs in effect as of the date indicated, discounted using an annual discount rate of 10%.

proved developed reserves = Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

proved reserves = The estimated quantities of oil and gas that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions.

proved undeveloped reserves = Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

PROSPECTUS

Newfield Exploration Company

Debt Securities, Common Stock, Stock Purchase Contracts,

Stock Purchase Units, Preferred Stock, Depositary Shares and
Securities Warrants

        We may offer and sell from time to time:

•	debt securities;

•	shares of common stock;

•	stock purchase contracts;

•	stock purchase units;

•	shares of preferred stock, which may be issued in the form of depositary shares evidenced by depositary receipts; and

•	securities warrants to purchase debt securities, common stock, preferred stock or depositary shares.

      The aggregate initial offering price of the securities that may be sold pursuant to this prospectus will not exceed $575,000,000.

      This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

      Our common stock is listed on the New York Stock Exchange under the symbol “NFX.”

       You should carefully consider the risk factors beginning on page 3 of this prospectus before you make an investment in our securities.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 4, 2003

      You should rely only on the information incorporated by reference or provided in this prospectus and any accompanying prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $575 million. This prospectus provides you with a general description of the securities we may offer pursuant to this prospectus. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Newfield,” “we,” “us” or “our” are to Newfield Exploration Company and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

      Our common stock is listed on the New York Stock Exchange under the symbol “NFX.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished to the SEC pursuant to Item 9 or Item 12 of Form 8-K) until we sell all of the securities or until we terminate this offering:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our current report on Form 8-K/ A filed on February 10, 2003;

•	the description of our common stock contained in our Form 8-A registration statement filed on November 4, 1993; and

•	the description of our preferred share purchase rights contained in our Form 8-A registration statement filed on February 18, 1999.

      You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at the following number:

Newfield Exploration Company

Attention: Stockholder Relations
363 N. Sam Houston Parkway E.,
Suite 2020
Houston, Texas 77060
(281) 847-6000

FORWARD-LOOKING STATEMENTS

      This prospectus, any accompanying prospectus supplement and the documents we incorporate by reference herein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this prospectus, any accompanying prospectus supplement and the documents we incorporate by reference herein, including statements regarding estimated or anticipated operating and financial data, production targets, anticipated production rates, planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, wells planned to be drilled in the future, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors, including:

•	drilling results;

•	oil and gas prices;

•	industry conditions;

•	the prices of goods and services;

•	the availability of drilling rigs and other support services; and

•	the availability of capital resources.

      The information contained in this prospectus and the documents incorporated by reference into this prospectus identify additional factors that could affect our operating results and performance. We urge you to carefully consider these factors.

      All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

ABOUT OUR COMPANY

      We are an independent oil and gas company engaged in the exploration, development and acquisition of crude oil and natural gas properties. Our company was founded in 1989, and we acquired our first property in 1990. Our initial focus area was the Gulf of Mexico. In the mid-1990s, we began to expand our operations to other select areas. Our primary areas of operation now include the U.S. onshore Gulf Coast, West Texas, the Anadarko Basin and offshore northwest Australia.

      Our executive offices are located at 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas 77060, and our telephone number is (281) 847-6000. We maintain a website on the Internet at http://www.newfld.com.

RISK FACTORS

      Your investment in our securities will involve risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.

Risks Associated with Our Debt Securities

      Our debt securities will be effectively subordinated to obligations of our subsidiaries. All of our international and U.S. mid-continent properties and a substantial portion of our U.S. onshore Gulf Coast properties are owned and operated by our subsidiaries. As a result, distributions or advances from these subsidiaries may be necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries to pay our debt service obligations, including payments on debt securities. Debt securities will be structurally subordinated to all obligations of our subsidiaries, including trade payables. This means that holders of debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

      Unless otherwise indicated in an accompanying prospectus supplement, there will be no public market for debt securities. We do not plan to list any debt securities on any securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of debt securities will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.

Risks Associated with Our Common Stock

      We do not intend to pay, and are restricted in our ability to pay, dividends on our common stock. We have not paid cash dividends in the past and do not intend to pay dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. Our ability to make dividend payments in the future will depend on our future performance and liquidity. In addition, our credit facility contains restrictions on our ability to pay cash dividends on our capital stock, including our common stock.

      Our certificate of incorporation, stockholders rights agreement and bylaws contain provisions that could discourage an acquisition or change of control of our company. Our stockholders rights agreement, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices.

Risks Associated with Our Operations

      Oil and gas prices fluctuate widely, and low prices for an extended period of time are likely to have a material adverse impact on our business. Our revenues, profitability and future growth depend substantially on prevailing prices for oil and gas. These prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redeterminations based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and gas that we can economically produce.

      Among the factors that can cause fluctuations are:

•	the domestic and foreign supply of oil and natural gas;

•	the price and availability of alternative fuels;

•	weather conditions;

•	the level of consumer demand;

•	the price of foreign imports;

•	world-wide economic conditions;

•	political conditions in oil and gas producing regions; and

•	domestic and foreign governmental regulations.

      Our use of oil and gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income. We use hedging transactions with respect to a portion of our oil and gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

      Our future success depends on our ability to find, develop and acquire oil and gas reserves. As is generally the case, our producing properties in the Gulf of Mexico and the onshore Gulf Coast often have high initial production rates, followed by steep declines. To maintain production levels, we must locate and develop or acquire new oil and gas reserves to replace those depleted by production. Without successful exploration or acquisition activities, our reserves, production and revenues will decline rapidly. We may be unable to find and develop or acquire additional reserves at an acceptable cost. In addition, substantial capital is required to replace and grow reserves. If lower oil and gas prices or operating difficulties result in our cash flow from operations being less than expected or limit our ability to borrow under our credit arrangements, we may be unable to expend the capital necessary to locate and develop or acquire new oil and gas reserves.

      Actual quantities of recoverable oil and gas reserves and future cash flows from those reserves most likely will vary from our estimates. Estimating accumulations of oil and gas is complex. The process relies on interpretations of available geologic, geophysic, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.

      The proved reserve information incorporated by reference in this prospectus is based on estimates we prepared. Estimates prepared by others might differ materially from our estimates.

      Actual quantities of recoverable oil and gas reserves, future production, oil and gas prices, revenues, taxes, development expenditures and operating expenses most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing oil and gas prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.

      You should not assume that the present value of future net cash flows incorporated by reference in this prospectus is the current market value of our estimated proved oil and gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

      If oil and gas prices decrease, we may be required to take writedowns. We may be required to writedown the carrying value of our oil and gas properties when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

      We capitalize the costs to acquire, find and develop our oil and gas properties under the full cost accounting method. The net capitalized costs of our oil and gas properties may not exceed the present value of estimated future net cash flows from proved reserves, using period-end oil and gas prices and a 10% discount factor, plus the lower of cost or fair market value for unproved properties. If net capitalized costs of our oil and gas properties exceed this limit, we must charge the amount of the excess to earnings. We review the carrying value of our properties quarterly, based on prices in effect (including the value of our hedge positions) as of the end of each quarter or as of the time of reporting our results. The carrying value of oil and gas properties is computed on a country-by-country basis. Therefore, while our properties in one country may be subject to a writedown, our properties in other countries could be unaffected. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil or gas prices increase.

      We may be subject to risks in connection with future acquisitions. The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and gas prices;

•	operating costs; and

•	potential environmental and other liabilities.

      The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis.

      Competitive industry conditions may negatively affect our ability to conduct operations. Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop their properties. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete with these companies.

      Drilling is a high-risk activity. Our future success will depend on the success of our drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells.

Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

      The oil and gas business involves many operating risks that can cause substantial losses; insurance may not protect us against all these risks. These risks include:

•	fires;

•	explosions;

•	blow-outs;

•	uncontrollable flows of oil, gas, formation water or drilling fluids;

•	natural disasters;

•	pipe or cement failures;

•	casing collapses;

•	embedded oilfield drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards such as oil spills, natural gas leaks, pipeline ruptures and discharges of toxic gases.

      If any of these events occur, we could incur substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	investigatory and clean-up responsibilities;

•	regulatory investigation and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

      Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for our exploration and development programs and acquisitions, or result in loss of properties.

      We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

      We have risks associated with our foreign operations. We currently have international activities and we continue to evaluate and pursue new opportunities for international expansion in select areas. Ownership of property interests and production operations in areas outside the United States is subject to the various risks inherent in foreign operations. These risks may include:

•	currency restrictions and exchange rate fluctuations;

•	loss of revenue, property and equipment as a result of expropriation, nationalization, war or insurrection;

•	increases in taxes and governmental royalties;

•	renegotiation of contracts with governmental entities and quasi-governmental agencies;

•	changes in laws and policies governing operations of foreign-based companies;

•	labor problems; and

•	other uncertainties arising out of foreign government sovereignty over our international operations.

      Our international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, if a dispute arises with respect to our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

      Exploration in deepwater involves greater operating and financial risks than exploration at shallower depths. These risks could result in substantial losses. Deepwater drilling and operations require the application of recently developed technologies and involve a higher risk of mechanical failure. We will likely experience significantly higher drilling costs for any deepwater wells that we drill. In addition, much of the deepwater play lacks the physical and oilfield service infrastructure present in shallower waters. As a result, development of a deepwater discovery may be a lengthy process and require substantial capital investment, resulting in significant financial and operating risks.

      In addition, as we carry out our drilling program in deepwater, it is likely that we will not initially serve as operator of the wells. As a result, we may have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these deepwater projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities in the deepwater of the Gulf of Mexico. The success and timing of drilling and exploitation activities on properties operated by others therefore depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of technology.

      Other independent oil and gas companies’ limited access to capital may change our exploration and development plans. Many independent oil and gas companies have limited access to the capital necessary to finance their activities. As a result, some of the other working interest owners of our wells may be unwilling or unable to pay their share of the costs of projects as they become due. These problems could cause us to change, suspend or terminate our drilling and development plans with respect to the affected project.

      We are subject to complex laws that can affect the cost, manner or feasibility of doing business. Exploration, development, production and sale of oil and gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

      Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

USE OF PROCEEDS

      Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES PLUS PREFERRED DIVIDENDS

      We have calculated our ratios of earnings to fixed charges and earnings to fixed charges plus preferred dividends as follows:

	Year Ended December 31,

	1998	1999		2000		2001		2002

Ratio of earnings to fixed charges	(1)	3.7	x	8.9	x	5.7	x	3.2	x
Ratio of earnings to fixed charges plus preferred dividends(2)	(1)	3.7	x	8.9	x	5.7	x	3.2	x

(1)	We had a loss for the year ended December 31, 1998 for purposes of computing these ratios. Earnings for such year were insufficient to cover fixed charges by approximately $92.7 million.
(2)	As of the date of this prospectus, there are no outstanding shares of preferred stock.

      For purposes of computing the consolidated ratios of earnings to fixed charges and earnings to fixed charges plus preferred dividends, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest (both expensed and capitalized), distributions on our convertible trust preferred securities and the estimated interest component of rent expense.

DESCRIPTION OF DEBT SECURITIES

      Any debt securities issued using this prospectus will be our direct unsecured general obligations. The debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered will be described in one or more prospectus supplements accompanying this prospectus. The debt securities will be either senior debt securities or subordinated debt securities. Any senior debt securities will be issued under the senior indenture dated as of February 28, 2001 between us and Wachovia Bank, National Association (formerly First Union National Bank), as trustee. Subordinated debt securities will be issued under the subordinated indenture dated as of December 10, 2001 between us and Wachovia Bank, National Association (formerly First Union National Bank), as trustee. We have filed the senior indenture and the subordinated indenture as exhibits to the registration statement. We have summarized selected provisions of these indentures below. The summary is not complete. You should read the indentures for provisions that may be important to you.

General

      The indentures provide that debt securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for any series of debt securities. We will determine the terms and conditions of any series of debt securities, including the maturity, principal and interest, but those terms must be consistent with the applicable indenture. The terms and conditions of a particular series of debt securities will be set forth in a supplemental indenture or in a resolution of our board of directors.

      Senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all or some of our senior debt as described under “— Subordinated Debt Securities.”

      A prospectus supplement relating to any series of debt securities being offered will include specific terms related to that offering, including the price or prices at which the debt securities will be issued. These terms will include some or all of the following:

•	the title of the debt securities;

•	with respect to subordinated debt securities, any addition to or change in the subordination provisions set forth in the subordinated indenture;

•	the total principal amount of the debt securities;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate and interest payment dates for the debt securities;

•	any change in (including the elimination of the applicability of) the provisions set forth in the applicable indenture that provide the terms upon which the debt securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any change in (including the elimination of the applicability of) the defeasance provisions set forth in the applicable indenture;

•	any addition to or change in the events of default set forth in the applicable indenture;

•	if convertible into our common stock or any of our other securities, the terms upon which such debt securities are convertible;

•	any addition to or change in the covenants set forth in the applicable indenture;

•	any other terms of the debt securities.

      If so provided in an applicable prospectus supplement, we may issue debt securities at a discount below their principal amount and may pay less than the entire principal amount of debt securities upon declaration of acceleration of their maturity. An applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to debt securities issued with original issue discount.

Senior Debt Securities

      Senior debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Senior debt securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Unless otherwise specified in an applicable prospectus supplement, there will be no limit on:

•	the amount of additional indebtedness that may rank equally with the senior debt securities; or

•	on the amount of indebtedness, secured or otherwise, that may be incurred, or preferred stock that may be issued, by any of our subsidiaries.

Subordinated Debt Securities

      Under the subordinated indenture, payment of the principal of and interest and any premium on subordinated debt securities will generally be subordinated in right of payment to the prior payment in full of all of our senior debt, including any senior debt securities. A prospectus supplement relating to a particular series of subordinated debt securities will summarize the subordination provisions applicable to that series, including:

•	the applicability and effect of such provisions to and on any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions upon specified defaults with respect to senior debt, including the circumstances under which and the periods in which we will be prohibited from making payments on subordinated debt securities; and

•	the definition of “senior debt” applicable to the subordinated debt securities of that series.

      The failure to make any payment on any of the subordinated debt securities because of the subordination provisions of the subordinated indenture will not prevent the occurrence of an event of default under the subordinated debt securities.

Optional Redemption

      Unless otherwise specified in a prospectus supplement applicable to a series of debt securities, a series of debt securities will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the debt securities to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the debt securities (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield, plus 50 basis points;

•	plus, in either case, accrued interest to the date of redemption.

      Debt securities called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of the debt securities to be redeemed at its registered address. The notice of redemption for the debt securities will state, among other things, the amount of debt securities to be redeemed, the redemption date, the redemption price and the place(s) that payment will be made upon presentation and surrender of debt securities to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any debt securities that have been called for redemption at the redemption date. If less than all the debt securities of a series are redeemed at any time, the trustee will select the debt securities to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate.

      For purposes of determining the optional redemption price, the following definitions are applicable:

      “Applicable treasury yield” means, with respect to any redemption date applicable to a series of debt securities, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding the redemption date) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the applicable comparable treasury price for the redemption date.

      “Comparable treasury issue” means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of debt securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the debt securities to be redeemed.

      “Comparable treasury price” means, with respect to any redemption date:

•	the bid price for the comparable treasury issue (expressed as a percentage of its principal amount) at 4:00 p.m. on the third business day preceding the redemption date as set forth on “Telerate Page 500” (or such other page as may replace Telerate Page 500); or

•	if such page (or any successor page) is not displayed or does not contain such bid prices at such time:

•	the average of the reference treasury dealer quotations obtained by the trustee for the redemption date, after excluding the highest and lowest of all reference treasury dealer quotations obtained; or

•	if the trustee obtains fewer than four such reference treasury dealer quotations, the average of all reference treasury dealer quotations obtained by the trustee.

      “Independent investment banker” means the investment banking firm that acted as lead managing underwriter for the offering of the series of debt securities or that we name in an accompanying prospectus supplement, or, if such firm is unwilling or unable to select the applicable comparable treasury issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.

      “Reference treasury dealer” means any primary U.S. government securities dealer in New York City named in an accompanying prospectus supplement or selected by us.

      “Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date applicable to a series of debt securities, an average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue for the series of debt securities (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Defeasance

      Unless otherwise provided in a prospectus supplement relating to a particular series of debt securities, we may elect, at our option at any time, to have the provisions of the applicable indenture relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to such series of debt securities, or to any specified part of such series.

      Defeasance and Discharge. The indentures provide that, upon the exercise of our option, we will be discharged from all our obligations with respect to the applicable debt securities upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such debt securities.

      Defeasance of Certain Covenants. The indentures provide that, upon the exercise of our option, we may omit to comply with certain restrictive covenants described in this prospectus, including those described below under “— Certain Covenants” (if such covenants are applicable to a series of debt securities), or an applicable prospectus supplement, the occurrence of certain events of default as described in this prospectus or an applicable prospectus supplement will not be deemed to either be or result in an event of default and, if such debt securities are subordinated debt securities of such series, the provisions of the subordinated indenture relating to subordination will cease to be effective, in each case with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of debt securities of such series, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the applicable indenture and such debt securities.

      In order to exercise either defeasance option, we must comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust and the delivery to the trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit in trust and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law.

Certain Covenants

      Limitation on Liens. Nothing in the indentures in any way limits the amount of indebtedness or securities that we or any of our subsidiaries may incur or issue. Unless otherwise specified in an accompanying prospectus supplement, we may not, and may not permit any restricted subsidiary to, issue, assume or guarantee any indebtedness for borrowed money secured by any lien on any property or asset now owned or hereafter acquired by us or such restricted subsidiary without making effective provision whereby any and all debt securities of such series then or thereafter outstanding will be secured by a lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

      Unless otherwise stated in a prospectus supplement applicable to a series of debt securities, the foregoing restriction will not, however, apply to:

•	liens existing on the date on which the series of debt securities was originally issued or provided for under the terms of agreements existing on such date;

•	liens on properties securing:

•	all or any portion of the cost of exploration, drilling or development of such properties;

•	all or any portion of the cost of acquiring, constructing, altering, improving or repairing any properties or assets used or to be used in connection with such properties; or

•	indebtedness incurred by us or any restricted subsidiary to provide funds for the activities set forth in the two bullet points immediately above with respect to such properties;

•	liens securing indebtedness owed by a restricted subsidiary to us or to any other restricted subsidiary;

•	liens on property existing at the time of acquisition of such property by us or a subsidiary or liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a restricted subsidiary or is merged with us in compliance with the applicable indenture and in either case not incurred in connection with the acquisition of such property or such corporation or other entity becoming a restricted subsidiary or being merged with us, provided that such liens do not cover any property or assets of ours or any of our restricted subsidiaries other than the property so acquired;

•	liens on any property securing:

•	indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing; or

•	indebtedness issued or guaranteed by the United States or any state thereof;

•	any lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any lien of any type permitted under any bullet point above, provided that such lien extends to or covers only the property that is subject to the lien being extended, renewed or replaced;

•	certain liens arising in the ordinary course of our business or that of our restricted subsidiaries;

•	any lien resulting from the deposit of moneys or evidences of indebtedness in trust for the purpose of defeasing indebtedness of ours or any restricted subsidiary; or

•	liens (exclusive of any lien of any type otherwise permitted under any bullet point above) securing our indebtedness or that of any restricted subsidiary in an aggregate principal amount which, together with the aggregate amount of attributable indebtedness deemed to be outstanding in respect of all sale/leaseback transactions permitted pursuant to the first bullet point under “— Limitation on Sale/ Leaseback Transactions” below (exclusive of any such sale/leaseback transactions otherwise permitted under any bullet point above), does not at the time such indebtedness is incurred exceed 7.5% of our consolidated net tangible assets (as shown in the most recent published quarterly or year-end consolidated balance sheet of our company and its subsidiaries).

      Unless otherwise specified in any prospectus supplement applicable to a particular series of debt securities, the following types of transactions will not be prohibited or otherwise limited by the foregoing covenant:

•	the sale, granting of liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons;

•	the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest;

•	the entering into of currency hedge obligations, interest rate hedging agreements or oil and gas hedging contracts, although liens securing any indebtedness for borrowed money that is the subject of any such obligation shall not be permitted hereby unless permitted under the provisions described above; and

•	the granting of liens required by any contract or statute in order to permit us or any restricted subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any state thereof, or to secure partial, progress, advance or other payments to us or any restricted subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

      Limitation on Sale/ Leaseback Transactions. Unless otherwise stated in an accompanying prospectus supplement, we will not, and will not permit any restricted subsidiary to, enter into any sale/ leaseback transaction with any person (other than us or a restricted subsidiary) unless:

•	we or such restricted subsidiary would be entitled to incur indebtedness, in a principal amount equal to the attributable indebtedness with respect to such sale/ leaseback transaction, secured by a lien on the property subject to such sale/ leaseback transaction pursuant to the covenant described in the last bullet point of the second paragraph under “— Limitation on Liens” above without equally and ratably securing such series of debt securities pursuant to such covenant;

•	after the date on which the series of debt securities is originally issued and within a period commencing six months prior to the consummation of such sale/ leaseback transaction and ending six months after the consummation thereof, we or such restricted subsidiary will have expended for property used or to be used in the ordinary course of our business or that of our restricted subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such sale/ leaseback transaction and we elect to designate such amount pursuant to this bullet point with respect to such sale/ leaseback transaction (with any such amount not being so designated and not permitted under the immediately preceding bullet point to be applied as set forth in the bullet point that immediately follows); or

•	we, during the 12-month period after the effective date of such sale/ leaseback transaction, apply to the voluntary defeasance or retirement of debt securities of such series or any pari passu indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such sale/ leaseback transaction and the fair value, as determined by the our board of directors, of such property at the time of entering into such sale/ leaseback transaction (in either case adjusted to reflect the remaining term of the lease and any amount designated by us as set forth in the immediately preceding bullet point), less an amount equal to the principal amount of such series of securities and pari passu indebtedness voluntarily defeased or retired by us within such 12-month period and not designated with respect to any other sale/ leaseback transaction entered into by us or any restricted subsidiary during such period.

      Subsidiary Guarantors. Initially, no series of debt securities will be guaranteed by any of our subsidiaries. However, unless otherwise provided in an accompanying prospectus supplement, if any of our subsidiaries guarantees any of our funded indebtedness at any time in the future, then we will cause such series of debt securities to be equally and ratably guaranteed by such subsidiary.

      Other Covenants. A series of debt securities may provide for other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in a prospectus supplement applicable to such series.

Certain Definitions

      “Attributable indebtedness,” when used with respect to any sale/ leaseback transaction, means the present value (discounted at a rate equivalent to our then current weighted average cost of funds for borrowed money, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale/ leaseback transaction (including any period for which such lease can be extended).

      “Capitalized lease obligation” means any obligation to pay rent or other amounts under a lease of property that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

      “Consolidated net tangible assets” means, for us and our restricted subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) that would be included on a balance sheet after deducting therefrom (a) all liability items except deferred income taxes, funded indebtedness and other long-term liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

      “Currency hedge obligations” means obligations incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

      “Funded indebtedness” means all indebtedness that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such indebtedness is originally incurred.

      “Indebtedness” means:

•	all indebtedness for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof);

•	all obligations evidenced by bonds, debentures, notes or other similar instruments;

•	all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred in the ordinary course of business;

•	all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

•	all capitalized lease obligations;

•	all indebtedness of others secured by a lien on any asset of the relevant entity, whether or not such indebtedness is assumed by such entity;

•	all indebtedness of others guaranteed by the relevant entity to the extent of such guarantee; and

•	all obligations in respect of currency hedge obligations, interest rate hedging agreements and oil and gas hedging contracts.

      “Interest rate hedging agreements” means obligations under:

•	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

•	other agreements or arrangements designed to protect the relevant entity or any of its subsidiaries against fluctuations in interest rates.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including, any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the indentures, we or any restricted subsidiary will be deemed to own subject to a lien any asset that we or it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capitalized lease obligation (other than any capitalized lease obligation relating to property used or to be used in the ordinary course of our business or that of any restricted subsidiary) or other title retention agreement relating to such asset.

      “Oil and gas hedging contracts” means any oil and gas purchase or hedging agreement or other agreement or arrangement that is designed to provide protection against oil and gas price fluctuations.

      “Pari passu indebtedness” means, with respect to any series of debt securities, any indebtedness of ours, whether outstanding on the date on which the series of debt securities were originally issued or thereafter incurred or assumed, unless, in the case of any particular indebtedness, the instrument governing the indebtedness expressly provides that such indebtedness shall be subordinated in right of payment to such series of debt securities.

      “Restricted subsidiary” means any subsidiary the principal business of which is carried on in, or the majority of the operating assets of which are located in, the United States (including areas subject to its jurisdiction).

      “Sale/ leaseback transaction” means any arrangement with another person providing for the leasing by us or any restricted subsidiary, for a period of more than three years, of any property that has been or is to be sold or transferred by us or such restricted subsidiary to such other person in contemplation of such leasing.

Events of Default

      Unless otherwise specified in an accompanying prospectus supplement, each of the following will constitute an event of default under the indentures with respect to a series of debt securities:

•	default by us for 30 days in payment when due of any interest on any debt securities of such series;

•	default by us in any payment when due of principal of or premium, if any, on any debt securities of such series;

•	default by us in performance of any other covenant or agreement applicable to such series of debt securities that has not been remedied within 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the series of debt securities then outstanding;

•	the acceleration of the maturity of any of our indebtedness or that of any restricted subsidiary (other than such series of debt securities) (provided that such acceleration is not rescinded within a period of 10 days from the occurrence of such acceleration) having an outstanding principal amount of $10 million or more individually or in the aggregate, or a default in the payment of any principal of or interest on any of our indebtedness or that of any restricted subsidiary (other than such series of debt securities) having an outstanding principal amount of $10 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days without us or such restricted subsidiary curing such default;

•	failure by us or any restricted subsidiary to pay final, non-appealable judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days;

•	certain events involving bankruptcy, insolvency or reorganization of us or any restricted subsidiary; or

•	any other event of default described in an accompanying prospectus supplement.

      If an event of default (other than as a result of bankruptcy, insolvency or reorganization) for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) to be due and payable immediately. If an event of default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the acceleration.

      Other than its duties in case of an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request of any of the holders, unless the holders offer the trustee reasonable indemnity and certain other conditions are satisfied. Subject to indemnification of the trustee and the satisfaction of certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      The holders of debt securities of any series will not have any right to institute any proceeding with respect to the applicable indenture, unless:

•	the holder has given written notice to the trustee of an event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

      Such limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of and interest or premium on such debt security on or after the applicable due date specified in such debt security.

      Pursuant to each indenture, we are or will be required to furnish to the trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable indenture.

Conversion Rights

      Unless otherwise specified in an accompanying prospectus supplement, debt securities will not be convertible into other securities. If a particular series of debt securities may be converted into other securities, such conversion will be according to the terms and conditions contained in an accompanying prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holders of such series of debt securities or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities is called for redemption.

Payment and Transfer

      Unless otherwise indicated in an accompanying prospectus supplement, the debt securities of each series initially will be issued only in book-entry form represented by one or more global notes initially registered in the name of Cede & Co., as nominee of The Depository Trust Company (often referred to as DTC), or such other name as may be requested by an authorized representative of DTC, and deposited with DTC. Unless otherwise indicated in an accompanying prospectus supplement, debt securities will be issued in denominations of $1,000 each or multiples thereof.

      Unless otherwise indicated in an accompanying prospectus supplement, beneficial interests in debt securities in global form will be shown on, and transfers of interests in debt securities in global form will be made only through, records maintained by DTC and its participants. Debt securities in definitive form, if any, may be registered, exchanged or transferred at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the trustee located at 5847 San Felipe, Suite 1050, Houston, Texas 77057).

      Unless otherwise indicated in an accompanying prospectus supplement, no global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an event of default has occurred and is continuing; or

•	as otherwise provided in an accompanying prospectus supplement.

      Unless otherwise indicated in an accompanying prospectus supplement, payment of principal of and premium, if any, and interest on debt securities in global form registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global debt security. However, if any of the debt securities of such series are no longer represented by global debt securities, payment of interest on such debt securities in definitive form may, at our option, be made at the corporate trust office of the trustee or by check mailed directly to registered holders at their registered addresses or by wire transfer to an account designated by a registered holder.

      No service charge will apply to any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any applicable transfer tax or other similar governmental charge. We are not required to transfer or exchange any debt security selected for redemption for a period of 15 days prior to the selection of the debt securities to be redeemed.

Book-Entry System

      DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of debt securities is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of debt securities will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in debt securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities unless use of the book-entry system for such series of debt securities is discontinued.

      To facilitate subsequent transfers, all debt securities of a series deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of a series of debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to debt securities in global form. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in the listing attached to the omnibus proxy).

      All payments on the debt securities in global form will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of us or the trustee. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

      DTC may discontinue providing its service as securities depositary with respect to a series of debt securities at any time by giving reasonable notice to us or the trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, debt security certificates in fully registered form are required to be printed and delivered to beneficial owners of the debt securities previously held in global form representing such debt securities.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

      Neither we, the trustee nor any underwriters applicable to a series of debt securities will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant with respect to any ownership interest in debt securities, or payments to, or the providing of notice to direct participants or beneficial owners.

      So long as debt securities are in DTC’s book-entry system, secondary market trading activity in the notes will settle in immediately available funds. All applicable payments on debt securities issued in global form will be made by us in immediately available funds.

Consolidation, Merger and Sale of Assets

      We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

•	the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the applicable indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	any other conditions (if any) specified in an accompanying prospectus supplement are met.

Modification and Waiver

      Under each indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Notices

      Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register.

Title

      We, the trustee and any agent of ours or of the trustee may treat the person in whose name a debt security is registered as the absolute owner of the debt security, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

      The indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

      Wachovia Bank, National Association or one of its affiliates:

•	serves as trustee under the indenture governing our 7.45% Senior Notes due 2007;

•	serves as trustee under our senior indenture pursuant to which we have issued $175 million in principal amount of our 7 5/8% Senior Notes due 2011 and may issue additional senior debt securities;

•	serves as trustee under our subordinated indenture pursuant to which we have issued $250 million in principal amount of our 8 3/8% Senior Subordinated Notes due 2012 and may issue additional subordinated debt securities;

•	serves as property trustee and Delaware trustee under the Amended and Restated Trust Agreement, dated as of August 13, 1999, of Newfield Financial Trust I, which has issued $143,750,000 in liquidation amount of its 6 1/2% Cumulative Quarterly Income Convertible Preferred Securities, Series A (the “QUIPS”);

•	serves as trustee under our Junior Subordinated Convertible Indenture, dated as of August 13, 1999, pursuant to which we have issued, in connection with the issuance by Newfield Financial Trust I of the QUIPS, $143,750,000 in principal amount of our 6 1/2% Junior Subordinated Convertible Debentures, Series A;

•	serves as guarantee trustee under the Guarantee Agreement, dated as of August 13, 1999, relating to the QUIPS;

•	provides us with a $15 million money market line of credit; and

•	is a lender under our $425 million revolving credit facility.

Neither the senior indenture nor the subordinated indenture places a limit on the principal amount of debt securities that may be issued thereunder.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

      Pursuant to our certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 31, 2003, we had 52,051,875 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

      Our common stockholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common stockholders. Our common stockholders do not have cumulative voting rights.

      Our common stockholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common stockholders do not have any preemptive, subscription, redemption or conversion rights.

Preferred Stock

      The following summary describes certain general terms of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in an accompanying prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

      Our certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our stockholders. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

•	voting powers;

•	designations;

•	preferences;

•	dividend rights;

•	dividend rates;

•	terms of redemption;

•	redemption process;

•	conversion rights; and

•	any other terms permitted to be established by our certificate of incorporation and by applicable law.

      The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

      Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

      Stockholder Action by Written Consent. Under the Delaware General Corporation Law, unless the certificate of incorporation of a corporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by the holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that stockholder action may be taken in writing by the consent of holders of not less than 66 2/3% of the outstanding shares entitled to vote at a meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting or by the written consent of holders of 66 2/3% or more of the outstanding shares entitled to vote.

      Supermajority Vote Required for Certain Transactions. The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required to approve any merger or consolidation of our company or any sale or transfer of all or substantially all of our assets.

      Blank Check Preferred Stock. Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

      Business Combinations under Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder (i.e., a person who owns 15% or more of our outstanding voting stock) from engaging in certain business combinations with our company for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•	before the person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced; or

•	following the transaction in which the person became an interested stockholder, the business combination is approved by both our board of directors and the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

      These restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement of certain extraordinary transactions involving our company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or goes unopposed by a majority of our directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of directors then in office.

      Stockholder Rights Agreement. Our board of directors has adopted a stockholder rights agreement. Under the rights agreement, each right entitles the registered holder under the circumstances described below to purchase from our company one one-thousandth of a share of our Junior Participating Preferred Stock, par value $0.01 per share (the “preferred shares”), at a price of $85 per one one-thousandth of a preferred share, subject to adjustment. The following is a summary of certain terms of the rights agreement. The rights agreement is an exhibit to the registration statement of which this prospectus is a part, and this summary is qualified by reference to the specific terms of the rights agreement.

      Until the distribution date, the rights attach to all common stock certificates representing outstanding shares. No separate right certificate will be distributed. A right is issued for each share of common stock issued. The rights will separate from the common stock and a distribution date will occur upon the earlier of:

•	10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding voting stock; or

•	10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the completion of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding voting stock.

      Until the distribution date or the earlier of redemption or expiration of the rights, the rights will be evidenced by the certificates representing the common stock. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

      The rights are not exercisable until the distribution date. The rights will expire on February 22, 2009, unless the expiration date is extended or the rights are earlier redeemed or exchanged.

      If a person or group acquires 20% or more of our voting stock, each right then outstanding, other than rights beneficially owned by the acquiring persons, which would become null and void, becomes a right to buy that number of shares of common stock, or under certain circumstances, the equivalent number of one one-thousandths of a preferred share, that at the time of such acquisition has a market value of two times the purchase price of the right.

      If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction has a market value of two times the purchase price of the right.

      The dividend and liquidation rights, and the non-redemption feature, of the preferred shares are designed so that the value of one one-thousandth of a preferred share purchasable upon exercise of each right will approximate the value of one share of common stock. The preferred shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock.

Each whole preferred share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (a) $1.00 in cash or (b) 1,000 times the aggregate per share dividend declared on the common stock. In the event of liquidation, the holders of preferred shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of (a) $1,000 per share or (b) 1,000 times the aggregate amount to be distributed per share of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole preferred share will be entitled to 1,000 times the amount received per share of common stock. Each whole preferred share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders, and preferred shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

      The purchase price and the number of one one-thousandths of a preferred share or other securities or property issuable upon exercise of the rights may be adjusted from time to time to prevent dilution.

      At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding voting stock and before a person or group acquires beneficial ownership of 50% or more of our outstanding voting stock, our board of directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable rights, other than rights owned by such person or group, which would become null and void, at an exchange ratio of one share of common stock, or one one-thousandth of a preferred share, for each two shares of common stock for which each right is then exercisable, subject to adjustment.

      At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of our outstanding voting stock, our board of directors may redeem all, but not less than all, of the then outstanding rights at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Limitation of Liability of Officers and Directors

      Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

      Our certificate of incorporation limits the liability of our officers and directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability

•	for any breach of the officer’s or director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law; or

•	for any transaction from which the officer or director derived an improper personal benefit.

      The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited our company and our stockholders. Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

Transfer Agent and Registrar

      Our transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF DEPOSITARY SHARES

General

      We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. An accompanying prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary that is a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

      We have summarized selected provisions of the deposit agreement and the depositary receipts.

Dividends and Other Distributions

      If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If, however, the depositary determines that it is not feasible to make the distribution of property, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

Redemption of Depositary Shares

      If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

Voting the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and us. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Withdrawal of Preferred Stock

      Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

      The depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

      Neither we nor the depositary will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. The obligations of the depositary and us under the deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

DESCRIPTION OF SECURITIES WARRANTS

      We may issue securities warrants for the purchase of debt securities, preferred stock, depositary shares or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock, depositary shares or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in a prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

      We have summarized selected provisions of the securities warrant agreements. A prospectus supplement relating to a particular issue of securities warrants will contain the terms of and information relating to that issue of securities warrants, including, where applicable:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of securities warrants to purchase preferred stock or depositary shares and the price at which such number of shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

•	the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

•	United States federal income tax consequences applicable to such securities warrants;

•	the amount of securities warrants outstanding as of the most recent practicable date; and

•	any other terms of such securities warrants.

Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with a prospectus supplement relating to the particular issue of securities warranties.

      Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preferred stock or depositary shares at such exercise price as shall in each case be set forth in, or calculable from, a prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in a prospectus supplement relating to such securities warrants.

      Prior to the exercise of any securities warrants to purchase debt securities, common stock, preferred stock or depositary shares, holders of such securities warrants will not have any of the rights of holders of debt securities, common stock, preferred stock or depositary shares, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in any applicable indenture, or to receive payments of dividends, if any, on the common stock, preferred stock or depositary shares purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

      An accompanying prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the offered securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers, including existing stockholders in a rights offering.

By Underwriters

      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

      Offered securities may also be sold through agents designated by us. Unless indicated in an accompanying prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

Direct Sales; Rights Offerings

      Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights that may be issued to our securityholders.

Delayed Delivery Arrangements

      We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in an accompanying prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

      Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in an accompanying prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

      The validity of securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our change in method for assessing hedge effectiveness, and our change in accounting method for our derivatives and hedging activities and our crude oil inventories as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of EEX Corporation appearing in EEX Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2001 incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about EEX’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) included therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.